EXHIBIT 99.1

The table below specifies the date of the transaction, number of shares, weighted-average purchase price and range of price per share of Common Stock of Ecolab Inc. purchased by Cascade Investment, L.L.C. (“Cascade”) during the period from January 7, 2018, through March 7, 2018.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price. All transactions were effected in the open market.

Date of Transaction	Number of Shares of Common Stock Acquired	Weighted-Average Price Paid per Share ($)	Range of Price Paid per Share ($)
March 7, 2018	230,000	132.7086	132.6500 – 132.8000
March 7, 2018	242,743	132.4900	131.7700 – 132.5000
March 7, 2018	221,600	131.0343	130.5600 – 131.0750